Exhibit 99.1

FOR IMMEDIATE RELEASE

China Metro-Rural Holdings Limited Completes Merger for Going-Private Transaction

NEW YORK (MARKETWIRE) – August 18, 2016 – China Metro-Rural Holdings Limited (NYSEMKT: CNR) is pleased to announce that it has completed the merger for a going-private transaction. Pursuant to an Agreement and Plan of Merger dated as of June 8, 2016, as amended, CMR Merger Sub Limited merged with and into the Company with the Company continuing as the surviving company and a wholly-owned subsidiary of China Metro-Rural Investment Limited.

Kind United Holdings Limited and Cafoong Limited, which together beneficially own 52.8% of the total combined voting power of the Company, took action by written consent on August 18, 2016 to approve the merger and Agreement and Plan of Merger, among other things.

As a result of the merger, among other things, each outstanding ordinary share prior to the merger was cancelled and converted into the right to receive US$1.03 in cash, without interest, other than: (i) each outstanding ordinary share held by certain persons specified in the merger agreement which was cancelled, and converted into and exchanged for, one fully paid and non-assessable ordinary share of China Metro-Rural Investment Limited, and (ii) each outstanding ordinary share held by shareholders who perfect dissenters’ rights under the BVI Business Companies Act which was cancelled in exchange for payment of the fair value of such shares. Registered shareholders entitled to the cash merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the cash merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates.

Further, as a result to the merger, the Company’s ordinary shares will not be listed on the NYSE MKT and no trading market will exist for these shares. Also, the Company will be eligible to terminate, and intends to terminate, its Exchange Act reporting obligations such that, after filing a Form 15, the Company will no longer be required to file its Annual Report on Form 20-F and Form 6-Ks.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward-looking.

Words such as “continue,” “consider,” “probably,” “will,” “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited – Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com